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                     January 3, 2024

       John D. Baker III
       Treasurer and Chief Financial Officer
       FRP Holdings, Inc.
       200 W. Forsyth St., 7th Floor
       Jacksonville, FL 32202

                                                        Re: FRP Holdings, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 001-36769

       Dear John D. Baker III:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction